UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           NOTICE OF CHANGE IN THE MAJORITY OF OFFICERS AND DIRECTORS

Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: the later of 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.




                             MOMENTUM BIOFUELS, INC.
                             -----------------------
             (Exact name of registrant as specified in its charter)

             COLORADO                                  000-50619                                84-1069035
------------------------------------             -----------------------             ---------------------------------
  (State or other jurisdiction of                   (Commission File                   (IRS Employer Identification
          incorporation)                                Number)                                    No.)


                    7609 Ralston Road, Arvada, Colorado 80002
                    -----------------------------------------
                    (Address of Principal Executive Offices)

                                 (303) 422-8127
                                 --------------
               (Registrant's telephone number including area code)

                             MOMENTUM BIOFUELS, INC.
                               7609 Ralston Road,
                             Arvada, Colorado 80002

                                 --------------


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF OFFICERS AND DIRECTORS
                                January 10, 2013
                                 --------------

This Information Statement is being mailed on or about January 15, 2013 to holders of record as of the close of business on December 31, 2012 of shares of common stock, ("Common Stock"), of Momentum Biofuels, Inc. (the "Company," "we," "us," or "our"). This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's board of directors and officers as a result of a change in control of the Company, pursuant to the Rescission and Settlement Agreement and Mutual Release on April 20, 2012 and the resignation of George T. Sharp and Adreena Betti as directors and officers, which will be effective ten days after the mailing of this Notice to Shareholders.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

On or about August 21, 2009, the Company and Hunt Global Resources, Inc. ("Hunt Global") executed an Agreement for the purpose, among other things, of inducing an exchange of the stock of the Company for an Agreement for a 3% Royalty on a Sand Mine and BioFuels technology to the Company. At the time of the Agreement, Hunt and its affiliate, Crown Financial Group, LLC ("Crown Financial"), were issued a total of 40,000,000 shares of the Company's restricted common stock.

On April 20, 2012, the Company, Hunt Global and Crown Financial Group, LLC entered into a Rescission and Settlement Agreement and Mutual Release ("the Rescission Agreement"), which was approved by the Board of Directors of the Company on May 1, 2012 and by the Board of Directors of Hunt on April 20, 2012 and the manager of Crown Financial on April 20, 2012.

The Rescission Agreement provides for the following:

1. Rescinds the Agreement entered into on or about August 21, 2009 by and between the Company and Hunt in its entirety.

2. Pursuant to the original Agreement 40,000,000 shares of the Company's common stock was issued to Hunt Global and Crown Financial Group, LLC in the amounts of 30,000,000 shares and 10,000,000 shares, respectively. The Rescission Agreement provides for such shares of common stock to be returned to the Company. The Company has canceled such shares.

3. Pursuant to the Agreement, the Company and Hunt had entered into an Agreement for a 3% Royalty on a Sand Mine and BioFuels technology. As part of the Rescission Agreement, the Company has waived and released any rights and claims to any royalties pursuant to an Agreement and has canceled such Agreement.

4. Hunt has agreed to release the Company from all and any loans, advances or other debt owed to Hunt.

As a result of the Rescission Agreement, George T. Sharp resigned as Chief Executive Officer and Chairman of the Company and Ms. Adreena Betti resigned as a President and Corporate Secretary of the Company. Mr. Sharp and Ms. Betti resigned as directors of the Company, which will be effective 10 days after mailing this Notice to shareholders. Mr. Jewell Hunt, a director of the Company, has remained on the Board of Directors.

The Company appointed Redgie Green as Chief Executive Officer and a Director effective immediately. Rodney Unger was appointed as a Director which will be effective 10 days after mailing this Notice to shareholders. Stanley Hallman is appointed as a director effective 10 days after the mailing of this Notice to shareholders.

On May 1, 2012, the Company issued 70,000,000 shares of Common Stock as payment on outstanding amounts owed to Mr. Michael A. Littman, corporate and securities counsel, by the Company, which includes all outstanding legal fees and the preparation of the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the 14f Notice to the Shareholders, and all other necessary Section 14 filing and annual meetings, and an agreement to pay approximately $100,000 owed to a third person accountant for the Company. As a result of the issuance of shares, Mr. Littman has becomes the Company's majority shareholder, holding 56.8% of the issued and outstanding common stock.

In connection with the change in control, the Company has changed it operational plans. The Company intends to obtain debt and/or, equity financing to meet ongoing expenses and attempt to enter into a business combination with another entity with experienced management and opportunities for growth in return for shares of common stock. There is and can be no assurance that any such events can be successfully completed. In particular there is no assurance that any business will be acquired or that any stockholder will realize any return on their shares after such a transaction. Any merger or acquisition completed by us can be expected to have a significant dilutive effect on the percentage of shares held by our current stockholders.

                                VOTING SECURITIES

As of the date of this Information Statement, our authorized capital stock consisted of 500,000,000 shares of Common Stock, of which, 123,224,44 shares of common are issued and outstanding as of December 31, 2012. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers PRIOR to the Rescission Agreement.



                   Name                                   Age                                Position
-------------------------------------------- --- ----------------------- --- -----------------------------------------

George T. Sharp (1)                                        69                Former CEO, Chairman of the Board and
                                                                             Director

Adreena Betti (1)                                          42                Former President and Director

Jewel Hunt                                                 55                Director


(1) George T. Sharp and Adreena Betti have tendered their resignations as officers and directors effective ten days after date of mailing of this Notice pursuant to Section 14f of the Securities Exchange Act of 1934.

Set forth below are the names, ages, position(s) with Company and business experience of our new directors and executive officers appointed AFTER the Rescission Agreement.



                   Name                                   Age                                Position
-------------------------------------------- --- ----------------------- --- -----------------------------------------

Redgie Green                                               59                Chief Executive Officer and Director

Rodney Unger                                               59                Director

Stanley Hallman                                            83                Director

Jewell Hunt                                                55                Director

Directors shall hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors.

REDGIE  GREEN is the Chief  Executive  Officer  and a  Director  Nominee  of the
Company.

Mr. Green served as the President of Sun River Energy Inc. from January 2009 through July 2010. Mr. Green served as a Director of Sun River Energy, Inc. from 1998 through July 2010. Mr. Green was the co-owner and operator of Green's B&R Enterprises, a wholesale donut baker from 1983 through 2005. He has been an active investor in small capital and high-tech ventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was Secretary, Treasurer and Director of Baymark Technologies, Inc. and was appointed as a director of Aspeon, Inc. (now Aspi, Inc.) from March 2006 until October 2009. Mr. Green serves as a director of IntreOrg Systems, Inc. and International Paintball, Inc. In addition, Mr. Green in November 2010 was appointed the sole director and officer of Legacy Technology Holdings, Inc.

Mr. Green is qualified to sit on the Company's Board of directors due to his over 15 years of experience with smaller reporting public companies.


RODNEY UNGER is a Director Nominee of the Company.

Since 1998, Mr. Unger has been semi-retired, working for himself, with a focus on the real estate and construction investments and volunteering with non-profit housing in both Michigan and Ohio. Prior to 1998, Mr. Unger worked for Chotin Group in the tax credit department, performing due diligence for Section 42 tax credit proposals and then monitoring the construction of apartment construction projects for both legal and accounting compliance. Prior to that, Mr. Unger was the Chief Financial Officer of Omnivest International, a holding company of approximately 120 corporations and limited partnerships (most were start up's). Omnivest is no longer in business at this time.

Mr. Unger attended both Michigan State University and the University of Colorado. In 1976, he received a Bachelor of Science in Accounting.

Mr. Unger brings to the board of directors not only experiences as a chief executive officer and the subsequent experience in the accounting arena as CFO, but his years of experience in the management of companies and performance of due diligence.

STANLEY HALLMAN is a Director Nominee of the Company.

Since 1995, Mr. Hallman has been the President and a director of Natural Buttes Gas Corp. From June 1952 - June 1954, he was employed with the Army Audit Agency. He graduated from the University of Texas with a Master of Professional Accounting. From June 1955 - August 1968, he was employed with Arthur Anderson in the Tax Department. From December 1968 - December 1972, Mr. Hallman was Vice President of John's staff at John King's Private Company, a Colorado corporation. He was employed with Granite Corporation, Aberdeen Recourse Corporation, and Oil and Gas Development of which he owns 49% from October 1978
- December 1982. From October 1982 to the present, he has been self-employed.

Mr. Hallman graduated from the University of Kansas with a Bachelor of Science degree in accounting in 1952.

Mr. Hallman brings to the Board of Directors a diverse background in accounting and auditing, but also his experience in the oil and gas industry and the management of companies.

JEWEL HUNT. Mr. Hunt served as President and CEO of Norris Forest Products, Inc., with responsibility for domestic management and international sales and operations. In his capacity at Norris, Mr. Hunt oversaw the operations of this family owned business, which is one of the largest independently owned timberland management companies and saw-mill operators in Texas. Mr. Hunt is a specialist in industrial plant manufacturing production processes with further expertise in managing global operations. Mr. Hunt has also worked as a field services operator for Schlumberger, a leading global oilfield services provider. Mr. Hunt currently serves as Chairman of the Board and Director of Hunt Global Resources, Inc. Mr. Hunt has served as a Director of the Company since January 1, 2010.

Former Officers and Directors

George T. Sharp. Mr. Sharp is an entrepreneur with 35 years executive experience as the CEO/President of several companies. He founded a number of companies, the stock of several of which traded on the public market. Mr. Sharp was also involved in several leveraged buyouts and has formerly served as President and CEO of: Matrix Computer Systems, Inc. Citadel Computer Systems, Inc. (NASD:
CITN); Sharp Holding Corporation (NASD: SHAR) and was President and co-founder of Hunt Global Resources, Inc. Mr. Sharp serves as the Chief Executive Officer and Director of Hunt Global Resources, Inc. Mr. Sharp served as the Chief Executive Officer of the Company from January 1, 2010 through May 1, 2012. Mr. Sharp is the step father of Ms. Betti.

Adreena Betti. Ms. Betti has over 15 years of operational and executive experience in a variety of public and private high-tech companies in the areas of general management, sales, marketing, administration and operational controls. Ms. Betti has previously served as Vice President and Director of Sales for Citadel Computer Systems, Inc. (NASD: CITN), General Manager of Sharp Holding Corporation (NASD: SHAR) and executive management position at Bluegate Corporation (NASD: BGAT), CITOC, Inc. and Hunt Global Resources, Inc. Ms. Betti currently serves as President of US MedAlerts, Inc. Ms. Betti served as the President and Corporate Secretary of the Company from January 1, 2010 through May 1, 2012. Ms. Betti is the step-daughter of Mr. Sharp.

Employment Agreements

We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2011, all officers, directors and 10% stockholders have complied with all applicable Section 16(a) filing requirements up to such date. Subsequent thereto, as a result of the change of control, certain further reports have been filed under Section 16, although not timely, and several other reports are pending signature and filing at this time.

Corporate Governance

We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would he subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

Stockholder Communication with the Board

Stockholders may send communications to our Board by writing to: Momentum Biofuels, Inc., 7609 Ralston Road, Arvada, Colorado 80002, attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                      EXECUTIVE AND DIRECTORS COMPENSATION

The following table sets forth the compensation payable to our Chief Executive Officer and other executive officers of the Company for services in all capacities to the Company and its subsidiaries during the year ended December 31, 2011.

                                                                            Non-equity    Non-qualified
                                                                             incentive    deferred
                                                                 Option        plan       compen-
                                                                                          sation       All other
                               Salary     Bonus    Stock awards   awards   compensation   earnings   compensation    Total
 Name & Position     Year       ($)        ($)         ($)         ($)          ($)          ($)          ($)          ($)
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------

------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
George T. Sharp,
Chief Executive
Officer and
Chairman             2011        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
                     2010        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
                     2009        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------

------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
Adreena Betti,
President and
Director             2011        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
                     2010        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
                     2009        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------

------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
Jewel Hunt,          2011        $0         $0          $0          $0          $0            $0          $0           $0
Director
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
                     2010        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------
                     2009        $0         $0          $0          $0          $0            $0          $0           $0
------------------- -------- ----------- --------- ------------- --------- -------------- ----------- ------------ ------------

                            COMPENSATION OF DIRECTORS

Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors. During the year ended December 31, 2011, none of our directors received any compensation, cash or equity, for their services.

                    OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

During 2008, Momentum Biofuels, Inc. created the Momentum 2008 Stock Option and Award Plan. There was no grant of stock options to the Chief Executive Officer and other named executive officers during the fiscal year ended December 31, 2011.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 123,224,444 shares of common stock outstanding.


                                                                                                       Percent of
                                                                             Amount and Nature of        Class
     Title of Class          Name and Address Of Beneficial Owner (1)        Beneficial Ownership          %
------------------------- ------------------------------------------------ ------------------------- ---------------
Common Stock              Michael A. Littman                                              70,000,00          56.80%

Common Stock              Redgie Green, CEO & Director Nominee                                    0           0.00%

Common Stock              Rodney Unger, CFO & Director Nominee                                    0           0.00%

Common Stock              Stanley Hallman, Director Nominee                                       0           0.00%

Common Stock              Jewell Hunt, Director                                                   0           0.00%
------------------------- ------------------------------------------------ ------------------------- ---------------
All Directors and Executive Officers as a Group (4 persons)                                       0           0.00%
                                                                           ========================= ===============

(1) The address of each person listed above, unless otherwise indicated, is c/o 7609 Ralston Road, Arvada, Colorado 80002.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 1, 2012, the Company issued 70,000,000 shares of Common Stock as payment on outstanding amounts owed to Mr. Michael A. Littman, corporate and securities counsel, by the Company, which includes all outstanding legal fees and preparation of the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the 14f Notice to the Shareholders, and all other necessary Section 14 filing and annual meetings, and an agreement to pay approximately $100,000 owed to a third person accountant for the Company. As a result of the issuance of shares, Mr. Littman has becomes the Company's majority shareholder, holding 56.8% of the issued and outstanding common stock.

During the years ended December 31, 2010 and 2009, Hunt Global, the Company's then majority shareholder, advanced the Company funds totaling $204,336 and $50,919, respectively, (during the nine months ended September 30, 2011 the amount was $30,025) to support its legal and accounting functions. As a part of the Rescission Agreement, Hunt Global forgave the outstanding amounts owed.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                                  MOMENTUM BIOFUELS, INC.
                                                     (Registrant)

Date: January 10, 2013

                                     By:/s/Redgie Green
                                        ---------------
                                        Redgie Green, Chief Executive Officer